March 21, 2024

VIA EDGAR
==========
Raymond Be
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Mr. Be,
On January 11, 2024, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Obra Opportunistic Structured Products ETF and the Obra High Grade Structured Products ETF (the “Funds”). On February 28, 2024, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary (both Funds)
Comment 1. Footnote 1 to the fee table indicates that expenses are estimated for the current fiscal year. Please supplementally explain how the fees were estimated for the year and how the Registrant determined they were appropriate estimates.
Response. The Registrant calculated expenses based on estimated asset level provide by the adviser and contractual fees of the Fund, which is appropriate as that is how actual expenses will be calculated once the Fund is operating.
Comment 2. Please provide a completed fee table before effectiveness.
Response. The Registrant has provided the completed fee tables below.
Obra Opportunistic Structured Products ETF:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). Investors purchasing or selling Shares in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.
Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.63%
Other Expenses[1]	0.51%
Total Annual Fund Operating Expenses	1.14%
Fee Waiver and/or Expense Limitation[2]	0.24%
Net Annual Fund Operating Expenses	0.90%
1. Estimated for the current fiscal year.
2. Obra Fund Management, LLC (the “Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 0.90% of the average daily net assets of the Fund through July 31, 2025, and may be terminated by the Board of Trustees at any time. Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to expenses that are not waived under the expense limitation agreement. In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that (i) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (ii) the reimbursement may not be made if it would cause the lesser of the expense limitation in place at the time of waiver or at the time of reimbursement to be exceeded.

Obra High Grade Structured Products ETF:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). Investors purchasing or selling Shares in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.
Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.63%
Other Expenses[1]	0.51%
Total Annual Fund Operating Expenses	1.14%
Fee Waiver and/or Expense Limitation[2]	0.24%
Net Annual Fund Operating Expenses	0.90%
1. Estimated for the current fiscal year.
2. Obra Fund Management, LLC (the “Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 0.90% of the average daily net assets of the Fund through July 31, 2025, and may be terminated by the Board of Trustees at any time. Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to expenses that are not waived under the expense limitation agreement. In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that (i) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (ii) the reimbursement may not be made if it would cause the lesser of the expense limitation in place at the time of waiver or at the time of reimbursement to be exceeded.
Comment 3. In the footnote to the fee table, please confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus.
Response. The Registrant so confirms.
Comment 4. In “Principal Investment Strategies”, briefly explain what structured products are and the investments we will make in them more towards the beginning of the strategy.
Response. The Registrant has revised the disclosure as requested.
Comment 5. In “Principal Investment Strategies”, disclose any particular set of underlying assets you expect to focus on like car loans, credit card receivables, etc.
Response. The Registrant has revised the disclosure as suggested.
Comment 6. In “Principal Investment Strategies”, provide any types of structured products that the Fund might focus on in particular after “go anywhere”.
Response. The Adviser has confirmed to the Registrant that there aren’t any particular types of structured products that the Fund intends to focus on.
Comment 7. In “Principal Investment Strategies”, in the second paragraph, to avoid confusion with a traditional “value” strategy that seeks underpriced securities, consider using a term other than “value” to describe the Advisor’s investment approach. In the alternative, to the extent you believe the Fund’s strategy is consistent with the common understanding of the term “value strategy,” clarify the disclosure to explain how the strategy is a traditional value strategy.
Response. The Registrant has revised the disclosure to use a “opportunity” instead of “value”.

Comment 8. In “Principal Investment Strategies”, in the third paragraph regarding bottom up analysis, explain in more detail the types of data and analysis the Adviser will use to construct its views.
Response. The Registrant has revised the disclosure as requested.
Comment 9. In “Principal Investment Strategies”, in the fourth paragraph, discuss whether the Fund anticipates concentrating on any particular tranche or credit rating.
Response. The Registrant has revised the disclosure as requested.
Comment 10. In “Principal Investment Strategies”, in the second to last paragraph, please explain what “duration” means. To the extent the fund anticipates focusing on any maturity, duration, or credit quality, please discuss.
Response. The Registrant has revised the disclosure as requested. The Fund does not anticipate focusing on any maturity, duration, or credit quality.
Comment 11.  In “Principal Risks of Investing in the Fund – Value Investing Risk”, we note that the Fund’s strategy does not mention undervalued securities or how the Fund determines how securities are undervalued. To the extent this is a principal strategy of the Fund, please discuss in the strategy the data and analyses that the Fund will use to determine if a security is undervalued. If it is not a principal strategy, remove the risk.
Response. The Registrant has removed the risk.
Comment 12. In “Principal Risks of Investing in the Fund – Authorized Participant Risk”, the end of the risk disclosure references non-US securities and securities with lower trading volume; what are the securities with a lower trading volume and clarify in the strategy when the Fund will use foreign securities.
Response. The Registrant has revised the disclosure to remove references to such securities.
Comment 13. In “Principal Risks of Investing in the Fund – Derivatives Risk”, please clarify the context of this risk and tailor it to the risks of structured products specifically.

Response. The Registrant has revised the disclosure as requested.

Comment 14. In “Principal Risks of Investing in the Fund – Leverage Risk”, explain in the strategy how fund will be exposed to leverage risk.

Response. The Registrant has revised the disclosure as requested.

Comment 15. In “Principal Risks of Investing in the Fund – Foreign and Emerging Market Risk”, please discuss these securities in the strategy if they principal investments.

Response. The Registrant has removed the risk.

Comment 16. In “Principal Risks of Investing in the Fund – New Adviser Risk”, discuss whether the adviser will be limited with respect to resources.

Response. The Registrant has revised the disclosure as requested.

Comment 17. In “Principal Risks of Investing in the Fund – ETF Structure Risk”, with respect to the cash purchase bullet, please explain whether the Fund anticipates large cash redemptions. Please provide context for why the risk is included (doesn’t anticipate large cash purchases and redemptions but in case it does)

Response. The Registrant does not anticipate large cash redemptions; however, the staff has specifically requested this disclosure in the past regardless of anticipated cash redemptions. The Registrant has revised the risk.

Summary (High Grade)
Comment 18. In “Principal Investment Strategies”, 4th paragraph, consider moving definition of high grade up to where 80% test is.
Response. The Registrant has revised the disclosure as requested.
Comment 19. In “Principal Risks of Investing in the Fund”, explain how covenant lite risk applies to the fund given high grade investments.
Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 20. In “Investment Restrictions and Policies”, with respect to the concentration policy, please explain how the Fund will be concentrated in the healthcare technology industry or remove the reference.

Response. The Registrant has revised the disclosure to remove the reference.

Comment 21. In “Investment Restrictions and Policies”, in the third to last paragraph, the cross-referenced section in the last sentence is titled incorrectly. Please revise accordingly. There are also references to segregation and earmarking, which should be revised for Rule 18f-4.

Response. The Registrant has corrected the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle